Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of LightBeam Electric Company on Form S-1 of our report dated March 27, 2015 relating to the combined financial statements of Bake Farm Solar Park Limited, Crowpitts Solar Park Limited, Hadlow Solar Park Limited, Newlands Farm Solar Park Limited, North Farm Solar Park Limited, Owls Hatch Solar Park Limited, and Southfield Farm Solar Park Limited (collectively, the Solar Power Generation Portfolio) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt over going concern, as described in Note 2), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Experts” in such Prospectus.

/s/ DELOITTE LLP

London, England

April 13, 2015